UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 0-24206
CUSIP NUMBER 707569 10 9

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Penn National Gaming, Inc.
Full Name of Registrant

Former Name if Applicable

825 Berkshire Blvd, Suite 200
Address of Principal Executive Office (Street and Number)

Wyomissing, PA 19610
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Penn National Gaming, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ending December 31, 2015 (the “2015 Form 10-K”) within the prescribed time period for the reasons set forth below.

As described in Item 4.02 of the Company’s Current Report on Form 8-K filed on October 22, 2015, the Company is changing the classification of its master lease (the “Master Lease”) with Gaming and Leisure Properties, Inc. (“GLPI”) from a distribution of assets followed by an operating lease to a financing obligation.  Accordingly, the Audit Committee of the Company’s Board of Directors has determined that the Company will restate previously issued financial statements for its fiscal years ended December 31, 2013 and 2014, and interim financial statements for the fiscal quarters ended March 31, 2014, June 30, 2014, September 30, 2014, March 31, 2015 and June 30, 2015, and, as a result, those financial statements should no longer be relied upon.  Additionally, management’s evaluation of disclosure controls and procedures and management’s report on internal controls over financial reporting for the year ended December 31, 2014, the opinion of Ernst & Young LLP (“EY”), the Company’s independent registered public accounting firm, on the consolidated financial statements for each of the two years in the period ended December 31, 2014, as well as EY’s opinion on the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2014 should also no longer be relied upon.  The Company will disclose a material weakness in internal controls over financial reporting in its restated Annual Report on Form 10-K/A for the year ended December 31, 2014 and in its 2015 Form 10-K.

The Company is currently completing the filings to be made in connection with the restatement and continues to evaluate the effects of the restatement on its financial statements.  As a result, the Company is not in a position to timely file the 2015 Form 10-K without unreasonable effort or expense.

The Company anticipates that it will complete and file the restated financial statements, as well as the September 30, 2015 Quarterly Report on Form 10-Q and the 2015 Form 10-K by March 15, 2016.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Saul V. Reibstein	(610)	373-2400
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No
	Quarterly Report on Form 10-Q for the period ending September 30, 2015

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted in Part III, the Company is currently completing the filings to be made in connection with the restatement.

On February 4, 2016, the Company disclosed in a Current Report on Form 8-K that, in addition to reclassifying the Master Lease, it anticipates also making adjustments to reduce in the aggregate its previously recorded 2014 and 2013 goodwill and intangible asset impairment charges; to report the $150 million of fees paid to relocate its Ohio racetracks as an indefinite lived intangible asset as opposed to a depreciating asset; to record a full valuation allowance on its deferred tax assets; and, to reclassify the $240.2 million of cash contributed to GLPI in connection with the spin-off of its real estate assets to GLPI on November 1, 2013 (the “Spin-Off”) from investing activities to financing activities in its 2013 Consolidated Statement of Cash Flows as well as certain other items that were not individually material to the Consolidated Financial Statements. The Company will also record a charge of approximately $10.7 million in its 2013 Consolidated Statement of Operations in connection with the exchange agreement entered into prior to the Spin-Off between the Company, Peter M. Carlino and a trust for the benefit of his children, and the results of Hollywood Casino Perryville and Hollywood Casino Baton Rouge that were contributed to GLPI on November 1, 2013 in connection with the Spin-Off will be accounted for as discontinued operations.

Finally, as disclosed in the Current Report on Form 8-K filed on February 24, 2016, the Company is in the process of making an adjustment to properly account for an additional lease obligation as a capital lease, which will result in the Company reporting approximately $25 million in additional debt on its balance sheet.

The Company does not expect the adjustments in the restatement to have any impact on its cash position, cash flows, revenues and rental payments or other obligations under the Master Lease, or to have a significant effect on its leverage ratios under its senior credit facility and other debt instruments (as the terms of those obligations require the Master Lease to be treated as an operating lease regardless of the treatment required under GAAP).  At December 31, 2015, the Company had cash and cash equivalents of $237.0 million and total debt (excluding the financing obligation to GLPI under the Master Lease of approximately $3.56 billion) of $1.71 billion.

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements can be identified by the use of forward looking terminology such as “expects,” “believes,” “estimates,” “projects,” “intends,” “plans,” “seeks,” “may,” “will,” “should” or “anticipates” or the negative or other variations of these or similar words.  Although the Company believes that its expectations are based on reasonable assumptions within the bounds of the Company’s knowledge of its business, there can be no assurance that actual results, including the impact of the restatement, will not differ materially from our expectations.  Meaningful factors that could cause actual results to differ from expectations include, but are not limited to, risks relating to the final impact of the restatement on the Company’s financial statements; the impact of the restatement on the Company’s evaluation of the effectiveness of its internal control over financial reporting; delays in the preparation of the financial statements; the risk that additional information will come to light during the course of the preparation of restated financial statements that alters the scope or magnitude of the restatement; potential reviews, litigation or other proceedings by governmental authorities, stockholders or other parties; the risk that the Company will be unable to obtain any required waivers under the Company’s credit facility or note indenture with respect to a significant additional delay in filing periodic reports with the Securities and Exchange Commission; risks relating to the Company’s liquidity and ability to raise capital; risks related to the impact of the restatement on the Company’s reputation, development projects, joint ventures and other commercial contracts; and other factors as discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, each as filed with the United States Securities and Exchange Commission.  The Company does not intend to update publicly any forward-looking statements except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Form 12b-25 may not occur.

Penn National Gaming, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 24, 2016	By:	/s/ Saul V. Reibstein
Saul V. Reibstein
Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).